Item 77C – Matters submitted to vote of security holders

STADION ALTERNATIVE INCOME FUND (formerly Stadion Tactical Income Fund)

A Special Meeting of the Shareholders of the Stadion Investment Trust (the “Trust”) was held on April 16, 2015 to approve an amendment to the Investment Advisory Agreement between the Trust, on behalf of the Stadion Tactical Income Fund (the “Fund”), and Stadion Money Management, LLC, the Fund’s adviser (the “Adviser”), to increase the advisory fee rate paid to the Adviser by the Fund (the “Proposal”), and adjourned until April 29, 2015.   The Special Meeting was reconvened on April 29, 2015 and the Proposal was voted on and approved by Shareholders of the Fund.

The April 29, 2015 voting results were as follows:

Matter	Voter Type	Shares
Approval of an amendment to the Investment Advisory Agreement between the Trust, on behalf of the Fund, and the Adviser to increase the advisory fee rate paid to the Adviser by the Fund.	For	212,623
	Against	17,253
	Abstain	40,698